# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Viper Energy, Inc., CIK 0001602065
CUSIP: 927959106
Title of class of securities: Class A Common Stock, par value $0.000001 per share
Address of issuer's principal executive offices: 500 West Texas Ave., Suite 100, Midland, Texas (TX), 79701
Date of event which requires filing of this statement: 05/01/2025
Amends the filing with accession number 0001315863-25-000122
Filed by CIK 0001539838
Persons authorized to receive notices and communications: Teresa L. Dick Executive Vice, Diamondback Energy, Inc., 900 NW 63rd Street, Suite 200, Oklahoma City, Oklahoma (OK), 73116, (405) 463-6900

## Reporting persons
- Diamondback Energy, Inc. (CIK 0001539838): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 155,058,093; shared voting power 0; sole dispositive power 155,058,093; shared dispositive power 0; aggregate amount beneficially owned 155,058,093 (54.1% of the class)
- Diamondback E&P LLC (CIK 0001590692): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 8,066,528; shared voting power 0; sole dispositive power 8,066,528; shared dispositive power 0; aggregate amount beneficially owned 8,066,528 (5.8% of the class)
- Endeavor Energy Resources, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); source of funds: working capital (WC); sole voting power 69,626,640; shared voting power 0; sole dispositive power 69,626,640; shared dispositive power 0; aggregate amount beneficially owned 69,626,640 (34.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.000001 per share
Name of issuer: Viper Energy, Inc.
Address of issuer's principal executive offices: 500 West Texas Ave., Suite 100, Midland, Texas (TX), 79701
Comment:
The following constitutes Amendment No. 4 ("Amendment No. 4") to the Schedule 13D filed with the Securities and Exchange Commission by Diamondback Energy, Inc. ("Diamondback") and Diamondback E&P LLC ("Diamondback E&P") on August 11, 2016, as amended on March 7, 2024, March 8, 2024 and February 3, 2025 (collectively, the "Schedule 13D"), relating to Viper Energy, Inc. (the "Issuer"). This Amendment No. 4 amends and supplements the Schedule 13D as specifically set forth herein.
All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 2. Identity and Background
Name of person filing:
This Statement is filed by Diamondback Energy, Inc. ("Diamondback"), a Delaware corporation, Diamondback E&P LLC ("Diamondback E&P"), a Delaware limited liability company, and Endeavor Energy Resources, L.P. ("Endeavor"), a Texas limited partnership.

Diamondback is hereinafter sometimes referred to together with Diamondback E&P and Endeavor each as a "Reporting Person" and collectively the "Reporting Persons." All disclosures herein with respect to a Reporting Person are made by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inqury to such party.
Residence or business address: The address of the principal business and principal office of the Reporting Persons is c/o Diamondback Energy, Inc., 500 West Texas, Suite 100, Midland, Texas 79701.
Present principal occupation or employment: Diamondback is a publicly traded independent oil and natural gas company focused on the acquisition, development, exploration and exploitation of unconventional, onshore oil and natural gas reserves in the Permian Basin in West Texas. Diamondback is the parent company of the Issuer. Diamondback E&P and Endeavor are wholly owned subsidiaries of Diamondback. The name and present principal occupation of each director and executive officer of the Reporting Persons (collectively, the "Listed Persons") are set forth on Exhibit 99.1 to this Schedule 13D, which is incorporated by reference.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been and, to the applicable Reporting Person's knowledge, none of the Listed Persons has been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been and, to the applicable Reporting Persons' knowledge, none of the Listed Persons has been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Diamondback is a Delaware corporation. Diamondback E&P is a Delaware limited liability company. Endeavor is a Texas limited partnership. All Listed persons are citizens of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information in Item 6 is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction: The information in Item 6 is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is supplemented and superseded, as the case may be, as follows:

As of the close of business on May 1, 2025, Diamondback beneficially owned 54.1% of the outstanding shares of Viper common stock, Diamondback E&P beneficially owned 5.8% of the outstanding shares of Viper common stock and Endeavor beneficially owned 34.6% of the outstanding shares of Viper Common Stock.

The aggregate number and percentage of common stock beneficially owned by Diamondback, Diamondback E&P and Endeavor is based on 131,323,078 shares of Class A Common Stock outstanding as of May 1, 2025, as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on May 5, 2025, relating to the closing of the Drop Down (as defined in Item 6). The aggregate percentage of common stock beneficially owned by Diamondback does not reflect 10,093,670 OpCo Units and an option to purchase 10,093,670 shares of Class B Common Stock, par value $0.000001 per share ("Class B Common Stock") (which securities together are exchangeable for the same number of shares of Class A Common Stock), in each case granted to Tumbleweed Royalty IV, LLC ("TWR IV"), a third-party seller, in connection with the Issuer's acquisition of certain mineral and royalty-owning subsidiaries of TWR IV on October 1, 2024, as reported in the Issuer's Current Report on Form 8-K filed with the SEC on October 2, 2024.

The beneficial ownership percentage of the Listed Persons is set forth on Exhibit 99.1.
Number of shares as to which each person has sole or shared power to vote or dispose:
Diamondback:

Sole Voting Power: 155,058,093
Shared Voting Power: 0
Sole Dispositive Power: 85,431,453
Shared Dispostive Power: 0

Includes (i) 77,364,925 shares of Class B Common Stock and 77,364,925 OpCo Units held by Diamondback, (ii) 8,066,528 shares of Class B Common Stock and 8,066,528 OpCo Units held by Diamondback's wholly owned subsidiary, Diamondback E&P and (iii) 69,626,640 shares of Class B Common Stock and 69,626,640 OpCo Units held by Diamondback's wholly owned subsidiary, Endeavor. Diamondback, Diamondback E&P and Endeavor have the right to exchange their shares of Class B Common Stock and an equal number of OpCo Units on a one-for-one basis for shares of Class A Common Stock.

Diamondback E&P:

Sole Voting Power: 8,066,528
Shared Voting Power: 0
Sole Dispositive Power: 8,066,528
Shared Dispostive Power: 0

Includes 8,066,528 shares of Class B Common Stock and 8,066,528 OpCo Units held by Diamondback E&P. Diamondback E&P has the right to exchange its shares of Class B Common Stock and an equal number of OpCo Units on a one-for-one basis for shares of Class A Common Stock.

Endeavor:

Sole Voting Power: 69,626,640
Shared Voting Power: 0
Sole Dispositive Power: 69,626,640
Shared Dispostive Power: 0

Includes 69,626,640 shares of Class B Common Stock and 69,626,640 OpCo Units held by Endeavor. Endeavor has the right to exchange its shares of Class B Common Stock and an equal number of OpCo Units on a one-for-one basis for shares of Class A Common Stock.

The beneficial ownership of the Listed Persons is set forth in Exhibit 99.1.
Transactions in the class effected during the past sixty days: The information contained in Items 4 and 6 is incorporated herein by reference. Except as otherwise described herein, none of the Reporting Persons nor, to the Reporting Persons' knowledge, the Listed Persons has effected any transactions in the shares of Class A Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the shares of Class A Common Stock reported for the Reporting Persons on the cover pages of this Amendment No. 4 and in this Item 5. No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the shares of Class A Common Stock beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented to add the following:

On May 1, 2025, following the approval of the transactions contemplated by the previously disclosed Purchase Agreement (the "Drop Down") by the requisite vote of the Issuer's stockholders at the Special Meeting, the Drop Down closed and Endeavor received (i) $1.0 Billion cash and (ii) 69,626,640 OpCo Units and 69,626,640 shares of the Issuer's Class B Common Stock from the Issuer in exchange for all of the equity interests in the Endeavor Subsidiaries.

Exchange Agreement

The OpCo Units and the Class B Common Stock owned by the Reporting Persons are exchangeable from time to time for shares of Class A Common Stock (that is, one OpCo Unit and one share of Class B Common Stock, together, are exchangeable for one share of Class A Common Stock) under the terms and conditions of the Second Amended and Restated Exchange Agreement, dated as of October 1, 2024, by and among the Issuer, the Operating Company, Diamondback, Diamondback E&P and Tumbleweed Royalty IV, LLC (the "Exchange Agreement"). The foregoing description of the Exchange Agreement is qualified in its entirety by reference to the full text of the Exchange Agreement, which is incorporated by reference as Exhibit 99.3 and incorporated herein by reference.

Registration Rights Agreement

The shares of Class A Common Stock that may be issued to the Reporting Persons upon exchange of their OpCo Units and shares of Class B Common Stock are subject to that certain Second Amended and Restated Registration Rights Agreement, effective as of November 13, 2023, by and between the Issuer and Diamondback (the "Registration Rights Agreement"). Under the Registration Rights Agreement, (i) Diamondback has certain demand registration rights with respect to Issuer common stock held by it or its subsidiaries and (ii) the Issuer shall (A) file with the SEC, as soon as reasonably practicable, but in no event more than 90 days following the receipt of a demand notice by Diamondback, a shelf registration statement registering for resale the shares of Class A Common Stock issuable upon the exchange of their shares of Class B Common Stock, together with the equal number of their OpCo Units, (B) cause such shelf registration statement to be declared effective promptly thereafter and (C) cause such securities to be listed on Nasdaq. The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is incorporated by reference as Exhibit 99.4 and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Executive Officers and Directors of Diamondback Energy, Inc., Diamondback E&P LLC and Endeavor Energy Resources, L.P. (filed herewith).

Exhibit 99.2 Equity Purchase Agreement, dated as of January 30, 2025, by and among Endeavor Energy Resources, LP, as seller, 1979 Royalties LP and 1979 Royalties GP, LLC, as companies, Viper Energy Partners LLC, as buyer, and Viper Energy, Inc., as parent (incorporated by reference from Exhibit 2.1 to the Issuer's Current Report on Form 8-K (File No. 001-36505), filed with the SEC on January 30, 2025).

Exhibit 99.3 Second Amended and Restated Exchange Agreement, dated October 1, 2024, by and among Viper Energy, Inc., Viper Energy Partners LLC, Diamondback E&P LLC, Diamondback Energy, Inc. and Tumbleweed Royalty IV, LLC (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K (File 001-36505) filed on October 2, 2024).

Exhibit 99.4 Second Amended and Restated Registration Rights Agreement, dated as of November 10, 2023, effective as of November 13, 2023, by and between Viper Energy Partners LP and Diamondback Energy, Inc. (incorporated by reference from Exhibit 10.3 to the Issuer's Current Report on Form 8-K (File No. 001-36505), filed with the SEC on November 13, 2023).

## Signatures
- Diamondback Energy, Inc.: /s/ Teresa L. Dick, Teresa L. Dick/Executive Vice President, Chief Accounting Officer and Assistant Secretary (05/05/2025)
- Diamondback E&P LLC: /s/ Teresa L. Dick, Teresa L. Dick/Executive Vice President, Chief Accounting Officer and Assistant Secretary (05/05/2025)
- Endeavor Energy Resources, L.P.: /s/ Teresa L. Dick, Teresa L. Dick/Executive Vice President, Chief Accounting Officer and Assistant Secretary (05/05/2025)
Comment: Diamondback E&P LLC By: Diamondback Energy, Inc., its sole member